Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: September 24, 2013

# APPLIED MATERIALS AND TOKYO ELECTRON TO COMBINE, CREATING A NEW GLOBAL INNOVATOR TO SERVE THE SEMICONDUCTOR AND DISPLAY INDUSTRIES

## COMPANIES

APPLIED MATERIALS

TOKYO ELECTRON

## DESCRIPTION

**Applied Materials, Inc. (NASDAQ: AMAT) is a global provider of innovative equipment, services and software to enable the manufacture of advanced semiconductor, flat panel display (FPD) and solar photovoltaic (PV) products.**

**Applied Materials operates in four reportable segments:**

- Silicon Systems
- Display
- Energy and Environmental Solutions
- Applied Global Services

Revenue by Segment (Last 12 Months):


61.4% Silicon Systems
29.4% Applied Global Services
6.5% Display
2.7% Energy & Environmental Solutions

**Tokyo Electron Limited (TSE: 8035) is a global provider of innovative semiconductor, flat panel display (FPD) and photovoltaic (PV) panel production equipment worldwide, along with technical support and service.**

**Tokyo Electron's main product areas include:**

- Semiconductor Production Equipment
- FPD / PV Production Equipment
- Electronic Components and Computer Networks

Revenue by Product Area (Last 12 Months):


76.8% Semiconductor Production Equipment
18.3% Electronic Components and Computer Networks
4.8% FPD / PV Production Equipment
0.1% Other

## FAST FACTS

**Applied Materials**

- Founded: 1967
- Headquarters: Santa Clara, California
- Global Presence: 86 locations in 18 countries
- Employees: ~15,000 worldwide
- Patents: ~10,500
- Technological excellence in chemical vapor deposition (CVD), physical vapor deposition (PVD), implant and chemical-mechanical planarization (CMP)
- Specialty in single-wafer solutions
- Strong positions in logic and foundry

**Tokyo Electron**

- Founded: 1963
- Headquarters: Tokyo, Japan
- Global Presence: 119 locations in 19 countries
- Employees: ~12,200 worldwide
- Patents: ~16,000
- Technological excellence in track, furnace, dielectric etch, cleaning, batch atomic layer deposition (ALD), display and etch
- Specialty in batch solutions
- Strong positions in logic and memory

## FINANCIAL HIGHLIGHTS

**Applied Materials**

- Applied Materials Revenue: $7.2 billion
- Applied Materials Operating Income: $0.8 billion
- R&D spend: $1.3 billion

**Tokyo Electron**

- Tokyo Electron Revenue: $5.4 billion
- R&D spend: $0.8 billion

Note: Applied Materials and Tokyo Electron company statistics are approximate as of 23-Sept-2013. Financial highlights based on last twelve months financials through 28-Jul-2013 and 30-Jun-2013 for Applied Materials and Tokyo Electron, respectively. Applied Materials financials presented on a non-GAAP basis. Tokyo Electron financials converted to USD based on average JPY / USD exchange rate for each quarter. Average exchange rates as follows: 99.67 (Q1 2014), 88.67 (Q4 2013), 79.67 (Q3 2013) and 79.00 (Q2 2013).

*Brings together complementary strengths to create value and a better future for our customers, employees & shareholders*

www.newglobalinnovator.com

Stakeholder Benefits
This strategic combination will benefit customers, employees and investors for years to come.
Customers
• Complementary strengths will enhance our ability to solve customers’ high-value problems better, faster and at lower cost.
• Expanded set of capabilities in precision materials engineering and patterning.
• With more than 26,000 patents combined, the new company will have the industry’s broadest bench of technical talent and nearly 100 years of experience.
• An installed base of ~87,000 systems around the world represents a significant opportunity to develop and deliver value-added services.
Employees
• Opportunity to be a part of a bold and historic step forward for our industry.
• Expanded career opportunities at a growing company.
• Ability to be part of the best and broadest technical community in the industry, with huge potential for new technical collaboration.
• Shared leadership team and dual headquarters to ensure a successful integration.
Investors
• A strategically and financially stronger global innovator in the semiconductor equipment industry.
• Acceleration of the existing strategic visions of Applied Materials and Tokyo Electron.
• Expect to achieve $250 million in annualized run-rate operating synergies by end of first full fiscal year and $500 million in run-rate operating synergies by end of third year.
• Targeting $3.0B in stock repurchases to be executed within 12 months following close.
Transaction Highlights
• All stock transaction creating a new company with combined market capitalization of $29 billion (¥2.8 trillion).
• Targeting $3.0B in stock repurchases to be executed within 12 months following the transaction close.
• Expected to be accretive to EPS exiting the first full fiscal year following transaction close with a strong commitment to returning cash to shareholders.
• The companies expect the transaction to close in mid to second half of 2014.
• As a clear signal of the commitment to create a new global enterprise, the company will have a new name, dual headquarters in Tokyo and Santa Clara, a dual listing on the NASDAQ and the Tokyo Stock Exchange, and will be incorporated in The Netherlands.
• The new company will have a shared leadership team – Tetsuro Higashi will serve as Chairman, Gary Dickerson will serve as Chief Executive Officer, and Bob Halliday of Applied Materials will serve as Chief Financial Officer.
• Each Tokyo Electron holder will receive 3.25 shares of the new company for every Tokyo Electron share held. Each Applied Materials holder will receive 1 share of the new company for every Applied Materials share held.
• After the close, Applied Materials holders will own 68% of the new company and Tokyo Electron holders 32%.
• Expect to achieve $250 million in annualized run-rate operating synergies by the end of the first full fiscal year and $500 million in run-rate operating synergies realized in the third full fiscal year
• In addition, the new company expects to realize meaningful savings as a result of the new corporate structure.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers

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Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.

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